1980 Post Oak Blvd. 8th Floor
Houston, TX 77056

PO Box 2029
Houston, TX 77252-2029
713-625-8100
713-629-2330 fax
800-729-1900
stewart.com
NYSE: STC

February 16, 2006
Mr. James Rosenberg,
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Stewart Information Services Corporation Form 10-K for the year ended December 31, 2004 File No: 0001-02658
Dear Mr. Rosenberg:
Thank you for your letter of December 22, 2005 regarding your review of our filing. We have repeated your comments with our response immediately following.
Title losses, page 8
Please provide to us in disclosure-type format the following:
•	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.

•	Include a discussion of why management determined that the percentage used to determine title losses was appropriate.

•	Clarify whether the 0.1% change discussed is what management would expect as a reasonably likely scenario. If this is not the reasonably likely outcome, then revise the disclosure to include what a reasonably likely outcome would be.
Response:
As you propose, we will show the amount of IBNR reserves separate from case reserves in our future filings. We propose to prospectively revise the disclosure in paragraph one, page 8, of “Title loss reserves” to read as follows (with changes underlined):
Our most critical accounting estimate is providing for title loss reserves. Our liability for estimated title losses at December 31, 2004 comprised both known claims ($62.6 million) and claims expected to be reported in the future ($238.2 million). The amount of the reserve

Mr. James Rosenberg
February 16, 2006

represents the aggregate future payments, net of recoveries, that we expect to incur on policy and escrow losses and in costs to settle claims.
You asked why we determined that the percentage we used to determine title losses was appropriate. If you are requesting us to provide additional disclosure, we could make an explicit statement that “Management believes our title losses are appropriate given our experience in using loss ratios and related matters, as well as third-party consulting actuary’s findings”. However, we believe the disclosure we currently provide, which fully describes our methodology and confirmation of reserve adequacy by a third-party consulting actuary, adequately addresses this comment.
You also asked why the percentage point (0.1 percent) was determined by us to be appropriate in explaining the effect of a change in providing for title losses. At the time of the filing, we believed the use of the figure 0.1 percent would make it easy for a reader to estimate the effect of future changes in the loss ratio. If 0.1 percent represents $2.1 million (as we said in our filing), and if the reader assumes a change of 0.2 percent, then the effect could be easily calculated by the reader as $4.2 million.
We were influenced in our thinking by the fact that our loss ratios have not fluctuated substantially over the last five years — at 4.8 percent in 2004, 4.4 percent in 2003, 4.5 percent in 2002, 4.3 percent in 2001 and 4.5 percent in 2000.
Upon further consideration, we believe a preferred method of showing this information would be to use a “reasonably likely scenario” disclosure. We believe the appropriate percentage should be 0.5 percent instead of the 0.1 percent we used.
Accordingly, on a prospective basis, we propose to revise the wording of the last sentence in paragraph two, page 8, “Title loss reserves” to read as follows (with changes underlined): “A change of 0.5 percent in this percentage would have changed the provision for title losses and pretax earnings by approximately $10.5 million for the year ended December 31, 2004.
Policy-issuing agency revenues, page 8
Please provide to us in disclosure-type format a discussion that quantifies the potential impact of the estimate on your financial position. Such information would potentially include but not be limited to the amount of the accrual for all periods, the adjustments made to this estimate in the past, and some sensitivity analysis related to this accrual.
Response:
In response to your comments, we propose to revise the wording of our filing on a prospective basis by adding a second paragraph (new and underlined below) to our previous disclosure:

Mr. James Rosenberg
February 16, 2006

“We recognize premium revenues on title insurance policies written by independent agencies when the policies are reported to us. In addition, because of the time lag between the closing of an insured real estate transaction and the time the policy is reported to us, we also accrue for unreported policies (policies issued prior to the period end, but not reported to the underwriter until after period end) where reasonable estimates can be made. We believe that reasonable estimates can be made when recent and consistent policy issuance information is available. Our estimates are based on historical reporting patterns and other information about our agencies. We also use current trends in our direct operations and in the title industry. In this accrual, we are not estimating future transactions. We are estimating policies that have already been issued but not yet received by us. We have consistently followed the same basic method of estimating unreported policies for more than ten years.
“Our accruals for unreported policies due from agencies have not been material to our total assets or stockholders’ equity for any of the three years ended December 31, 2004. The differences between the amounts our agencies have subsequently reported to us as compared with our estimated accruals are substantially offset by any difference arising from the prior year’s accrual and have been immaterial to stockholders’ equity during each of the three prior years. We believe our process provides the most reliable estimation of the policies and appropriately reflects the trends in agency policy activity.”
As supplemental information, accruing the amount of unreported policies, net of accruals for related losses, expenses and taxes, increased stockholders’ equity by 1.5 percent at December 31, 2004. The amount of our accruals for unreported policies was $22.0 million at December 31, 2002, $23.6 million at December 31, 2003 and $27.5 million at December 31, 2004.
The subsequent adjustments made to the accruals based on actual reported policies were not material in relation to our financial position and would have increased stockholders’ equity by approximately 1 percent as of the end of each of the three years ended December 31, 2004. We believe that we have taken a reasonable, prudent approach to our estimation process, in view of the subjectivity of the available information. Therefore, our method has consistently resulted in actual reported polices exceeding our accruals for unreported policies, but such differences are not material to our overall financial position or operations.
Contractual obligations, page 11
Please provide to us in disclosure-type format a more detailed discussion of why management is unable to determine the expected payout of this reserve. Include a discussion of why this inability to predict the payment period of its reserves will not materially impact the ability to manage this business. Further, explain to us supplementally why you are unable to make these determinations when we note that other companies within your industry are able to estimate the period of payment.

Mr. James Rosenberg
February 16, 2006

Response:
In future filings, we will expand our disclosure in the table by showing our estimated payments for each of the periods presented and will insert the following explanation (underlined below) in the space below the table:
“Material contractual obligations consist mainly of notes payable, operating leases and title losses. All operating leases are for office space and expire over the next 12 years. The timing shown above for the payment of estimated title losses is not set by contract. Rather, it is projected based on historical payment patterns. The actual timing of title loss payments may vary materially from the above projection because claims, by their nature, are complex and are incurred and paid over long periods of time. Title losses paid were $68.4 million, $58.0 million and $48.4 million in 2004, 2003 and 2002, respectively.
You asked us to discuss why our inability to predict the payment period of our reserves does not materially impact our ability to manage the business. We believe we adequately answer this question in our “Liquidity and Capital Resources” section of our filing, which immediately follows “Contractual obligations” on page 12.
We quote the fifth and sixth paragraphs from page 12 of our filing: “Our loss reserves are fully funded, segregated and invested in high-quality securities and short-term investments. This is required by the insurance regulators of the states in which our underwriters are domiciled. At December 31, 2004, these investments aggregated $417.2 million and our estimated title loss reserves were $300.7 million.
“Historically, our operating cash flow has been sufficient to pay all title policy losses incurred. As reported in Note 4, the market value of our debt securities maturing less than one year was $25.6 million at December 31, 2004. Combined with our annual cash flow from operations ($170.4 million in 2004), we do not expect future loss payments to create a liquidity problem for us. Beyond providing funds for losses, we manage the maturities of our investment portfolio to provide safety of capital, improve earnings and mitigate interest rate risks.”
Thank you for your suggestions and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Alison Evers, at (713) 625-8036, or me at (713) 625-8026.

Very truly yours,
/s/ Max Crisp
Max Crisp

Mr. James Rosenberg
February 16, 2006

Copies to:	John Watson, Fulbright & Jaworski Craig Allen, KPMG Malcolm S. Morris, Co-Chief Executive Officer Stewart Morris, Jr., Co-Chief Executive Officer SISCO Audit Committee